FORM 51-102F3
                             MATERIAL CHANGE REPORT

Item 1            Name and Address of Company

                  Vasogen Inc.
                  2505 Meadowvale Blvd
                  Mississauga, Ontario, L5N 5S2

Item 2            Date of Material Change

                  August 11, 2006

Item 3            News Release

                  A press release with respect to the material change described herein was issued on August 11, 2006, and filed on SEDAR.

Item 4            Summary of Material Change

                  Vasogen announced that it has received notification from NASDAQ related to minimum bid price.

Item 5            Full Description of Material Change

                  Vasogen Inc. announced that it has received a letter from the Listing Qualifications Department of The NASDAQ Stock Market stating that for the last 30 consecutive business days, the bid price of the Company's common shares has closed below the minimum bid price of $1.00 per share requirement for continued inclusion under Marketplace Rule 4450(a)(5) (the "Minimum Bid Price Rule").

                  It is NASDAQ's practice to issue a letter when a listed company does not meet the minimum bid price requirement. Under the rules of the NASDAQ, Vasogen will be provided 6 months (180 calendar days), or until February 5, 2007, to regain compliance with the bid price requirement. The notice has no effect on the listing of Vasogen's common stock at this time, and its common stock will continue to trade on the NASDAQ Global Market under the symbol "VSGN", as well as on the Toronto Stock Exchange under the symbol "VAS".

                  If, at any time before February 5, 2007, the bid price of Vasogen's common shares closes at $1.00 per share or more for a minimum of 10 consecutive business days, the Company will regain compliance with the Marketplace Rules.

                  The notice indicates that, if compliance with the Minimum Bid Price Rule is not regained by February 5, 2007, the NASDAQ staff will provide written notification that the Company's common shares will be delisted, and at that time, Vasogen may appeal the staff's determination to a Listing Qualifications Panel.

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                  Alternatively, at that time, Vasogen may apply to transfer its common stock to the NASDAQ Capital Market if Vasogen satisfies the requirements for initial inclusion on the NASDAQ Capital Market, other than the Minimum Bid Price Rule. If the application is approved, Vasogen will be afforded the remainder of the NASDAQ Capital Market's additional 180-day compliance period to regain compliance with the Minimum Bid Price Rule while on the NASDAQ Capital Market.

Item 6            Reliance on subsection 7.1(2) or (3) of National Instrument
                  51-102

                  Confidentiality is not requested

Item 7            Omitted Information

                  Not applicable

Item 8            Executive Officer

                  For further information contact Paul Van Damme, Vice President, Finance and Chief Financial Officer of Vasogen Inc. at (905) 817-2008.

The foregoing accurately discloses the material changed referred to herein.

DATED at Toronto, Ontario, this 14th day of August, 2006.


                                             VASOGEN INC.

                                             By: /s/ Paul J. Van Damme
                                                 ---------------------
                                             Name: Paul J. Van Damme
                                             Title:  Vice-President, Finance &
                                             Chief Financial Officer